Exhibit 99.1

Press Release, June 26, 2019

InterXion Holding N.V. Announces Pricing of Offering of Ordinary Shares

Amsterdam, The Netherlands — June 26, 2019 - InterXion Holding N.V. (“InterXion”, “we, “us”, or the “Company”) (NYSE: INXN) today announced that it priced its previously announced public offering of 4,000,000 ordinary shares at a public offering price of $72.75 per share. In addition, the Company granted the underwriters a 30-day option to purchase up to an additional 600,000 ordinary shares at the public offering price, less the underwriting discounts and commissions. The gross proceeds of this offering, before deducting the underwriting discounts and commissions and offering expenses, are expected to be $291 million. The offering is expected to close on or about July 1, 2019, subject to customary closing conditions.

The Company intends to use the net proceeds from this offering for general corporate purposes, including funding for land bank development and its currently planned and future data center capacity expansion projects, working capital needs and the repayment of short-term indebtedness.

Citigroup, Barclays, BofA Merrill Lynch and Guggenheim Securities are serving as joint book-running managers and ABN AMRO is serving as co-manager for the proposed offering.

The offering is being made pursuant to the Company’s shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 25, 2019 (the “Registration Statement”). The ordinary shares are being offered only by means of a prospectus and an accompanying prospectus supplement forming a part of the effective Registration Statement. Prospective investors should read the prospectus included in the Registration Statement, the final prospectus supplement and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. The Registration Statement, the final prospectus supplement and the documents incorporated by reference therein are available on the SEC’s website at: http://www.sec.gov.

When available, copies of the final prospectus supplement and the accompanying prospectus may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: (800) 831-9146; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155, Long Island Avenue, Edgewood, NY 11717, by calling (888) 603-5847 or by emailing Barclaysprospectus@broadridge.com; or BofA Merrill Lynch, Attn: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001 or via email at: dg.prospectus_requests@baml.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Neither the content of InterXion’s website nor any website accessible by hyperlinks on InterXion’s website is incorporated in, or forms part of, this announcement. The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Forward-looking Statements

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words “expect,” “will,” “intend” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not historical facts, and include statements relating to, among other things, the completion of the transaction described above. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in InterXion’s filings with the SEC. InterXion does not assume any obligation to update the forward-looking information contained in this press release.

About Interxion

InterXion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 52 data centres in 11 European countries. InterXion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications. With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, InterXion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact:

Jim Huseby

Investor Relations

InterXion

Tel: +1-813-644-9399

IR@interxion.com